SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

13 November 2012

BP AND AAR SETTLE ALL OUTSTANDING DISPUTES

BP and AAR, joint shareholders in TNK-BP, today announced that they have reached a comprehensive agreement to settle all outstanding disputes between them, including the current arbitrations brought by each against the other.

The agreement includes an immediate waiver of the new opportunities provision in the TNK-BP shareholder agreement, allowing each party to explore new opportunities and partnerships in Russia and the Ukraine, effective immediately.

The parties have agreed to work constructively together with each other and with Rosneft to progress their respective disposals of their shareholdings in TNK-BP.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 13 November 2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary